Xinxu Copper Industry Technology Limited

2188 Nanci First Road
Anhui Xinwu Economic Development Zone
Wanzhi District, Wuhu City
Anhui Province, China 241100

VIA EDGAR

September 28, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn:	Eranga Dias
Erin Purnell
Beverly Singleton
Andrew Blume

Re: Xinxu Copper Industry Technology Ltd Draft Registration Statement on Form F-1 Submitted September 29, 2022 CIK No. 0001875994

Dear Mr. Dias,

Xinxu Copper Industry Technology Ltd (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 26, 2022, regarding the draft registration statement on Form F-1 (the “Form F-1”) submitted to the Commission on September 29, 2022.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is submitting via Edgar Amendment No. 1 to Draft Registration Statement (the “Amendment No. 1”) with this response letter.

Draft Registration Statement on Form F-1, As Amended

Condensed Consolidating Schedule, page 3

1.	Please expand the schedules to also present the results of operations of the parent and the subsidiaries.

Response: In response to the Staff’s comment, we have revised our disclosures under “Prospectus Summary - Condensed Consolidating Schedule” section on page 3 of Amendment No.1.

Risk Factors

Any disruption in the supply chain of raw materials and our products..., page 42

2.	We note your risk factor that your supply chain may be impacted by supply chain fragmentation and local protectionism within China. Update your risks characterized as potential if recent supply chain disruptions have impacted your operations.

Response: In response to the Staff’s comment, we have revised our disclosures under “Risk Factors” section on page 42 of Amendment No.1.

We depend on one major customer..., page 43

3.	The heading on this risk factor indicates that you depend on one major customer, while the disclosure in the first sentence indicates that you had two major customers accounting for approximately 52.7% of total revenues for the six months ended December 31, 2021. Please revise your disclosure, including the heading, to consistently describe your dependency on customers as of the current period.

Response: In response to the Staff’s comment, we have revised our disclosures under “Risk Factors” section on page 43 of Amendment No.1.

We do not have long term contracts with most of our suppliers..., page 44

4.	If you have long term contracts with any of your major suppliers, or any suppliers on which you are dependent, please revise to disclose the existence of such contracts. Please file such contracts as exhibits to the registration statement, or explain why you do not believe you are required to do so.

Response: In response to the Staff’s comment, we have disclosed that we have written long-term agreements with a small number of our suppliers (including some of our top suppliers), with the summary of key terms on page 91 of the draft registration statement on Form F-1 submitted to the Commission on September 29, 2022. We further revised our disclosures under “Risk Factors” section on page 44 of Amendment No.1., and in “Exhibits Index” section to include the form of long-term agreement with each of our two major suppliers as exhibits (Exhibits 10.2 and 10.3) to Amendment No.1.

Capitalization, page 63

5.	Please include within your capitalization table the amount of short and long-term debt as of the most recent balance sheet date. In this regard, we note short-term debt outstanding of approximately $7.7 million on page F-2.

Response: In response to the Staff’s comment, we have revised our disclosures under “Capitalization” section on page 64 of Amendment No.1.

Dilution, page 64

6.	It appears that the underwriters will be granted an over-allotment option. Please include the shares that may be issued in connection with the over-allotment option in your dilution calculations.

Response: In response to the Staff’s comment, we have revised our disclosures under “Dilution” section on page 65 of Amendment No.1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Impact of COVID-19, page 70

7.	Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Response: In response to the Staff’s comment, we have revised our disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Impact of COVID-19” section on pages 70 and 71 of Amendment No. 1.

Material Agreements

Agreement with Wuhu Wanzhi Local Financial Regulatory Bureau, page 96

8.	We note that Anhui Xinxu entered into a listing expenses loan agreement, and that the Wuhu Financial Bureau will receive no interest payments on the loan if Anhui Xinxu is successfully listed on Nasdaq during the loan period. Please therefore describe the Wuhu Financial Bureau’s purpose and reason for entering into the loan, and the benefit to them assuming the company successfully lists on Nasdaq. Please file the loan agreement as an exhibit to your registration statement.

Response: We respectfully advise the Staff that Wuhu Municipal People’s Government has released a series of incentive policies starting in 2020. The purposes of these incentive policies are to facilitate local companies’ listings on various stock exchanges, including but not limited to stock exchanges in China, Hong Kong and the U.S. By listing on domestic and foreign stock exchanges, the local companies are able to access capital market, strengthen their financing liquidity, and lower liquidity risks. Ultimately, these policies aim to enhance operations of local companies, stabilize employment rates within the local area, and improve the local economy. These incentive policies are publicly disclosed, so all eligible local companies may apply to the Financial Bureau of Wuhu, which will evaluate the applicant’s financial history, and financial support will be provided based on the financial performance of each applicant.

We further advise the Staff that we have included the loan agreement as an exhibit (Exhibit 10.1) to the draft registration statement on Form F-1 submitted to the Commission on September 29, 2022, and supplemented its renewal agreement, dated June 11, 2023, to the same exhibit of Amendment No.1.

Regulation, page 100

9.	Please disclose the material effects that the government regulations described in this section have on the company’s business and/or operations.

Response: In response to the Staff’s comment, we have revised our disclosures under “Regulation” section on pages 99, 100, 104, 105, 108, 112 and 113 of Amendment No.1.

Notes to Interim Consolidated Financial Statements

Note 19 - Shareholders’ Equity, page F-22

10.	We note your disclosure here and on page F-19 that you were approved by the government during the interim period to “remain” your safety production funds at a stipulated amount and recorded a gain of approximately $1.4 million due to reversal “of the statutory reserve accrued.” Please tell us in sufficient detail why you recorded the gain within income and not as a reclass within equity. Cite the authoritative accounting guidance you utilized in determining the appropriate treatment.

Response: We respectfully advise the Staff that in accordance with the regulations of the PRC State Administration of Work Safety, the Company’s subsidiary, Anhui Xinxu Ltd., is required to set aside safety production funds, which will be used for enhancement of production safety and improvement of facilities. The appropriation rate for these funds is: 3% of the actual sales income for the year if it falls below RMB10 million; 1.5% of the actual sales income for the year if it falls between RMB10 million and RMB100 million (included); 0.5% of the actual sales income for the year if it falls between RMB100 million and RMB1 billion (included); 0.2% of the actual sales income for the year if it falls between RMB1 billion and RMB5 billion (included); 0.1% of the actual sales income for the year if it falls between RMB5 billion and RMB10 billion (included); 0.05% of the actual sales income for the year if it falls above RMB10 billion. To comply with the regulations, the Company  appropriated safety production funds from sales income of Anhui Xinxu Ltd., which were included in the special reserve under equity.

On December 21, 2021, Anhui Xinxu Ltd. was approved by the government to reduce the safety production fund by approximately $1.4 million for the year of 2021 (the “Approval”). Since the safety production fund had been initially appropriated from sales income of Anhui Xinxu Ltd., the reversal of the special reserve was booked against other income during the period. This adjustment was made in the period the Approval was issued so it is not a prior period matter, and therefore should not be reclassed into retained earnings.

As the Approval is only effective for the year of 2021, and Anhui Xinxu Ltd. did not receive a similar approval from the government to maintain the safety production funds at the reduced level for the year of 2022, the Company followed the regulations to recalculate and book the safety production funds at the required level for the following period.

Notes to Consolidated Financial Statements

Note 1 - Organization and Nature of Operations, page F-32

11.	Please tell us and clearly disclose whether or not you have ownership interests in any variable interest entities (“VIE’s”).

Response: We respectfully advise the Staff that substantially all of our operations are conducted through our PRC subsidiaries, and we control and receive the economic benefits of our PRC subsidiaries’ business operation, if any, through equity ownership. We would also like to clarify that we do not have, nor had we ever used a variable interest entity (“VIE”) structure. In response to the Staff’s comment, we have revised disclosures on the prospectus cover page of Amendment No. 1.

Note 2 - Significant Accounting Policies

Prepaid Expenses, page F-35

12.	We note your disclosure that IPO related expenses are “realized over time and then recorded as expense.” Please tell us the nature of these costs and clarify how your accounting treatment complies with SAB Topic 5.A.

Response: We respectfully advise the Staff that the prepaid expenses include audit fees, legal fees, due diligent fees, and consulting fees associated with the IPO. For specific figures, please refer to “Note 9 – Prepaid Expenses” in our consolidated financial statements in the draft registration statement on Form F-1 submitted to the Commission on September 29, 2022. These expenses constitute incremental costs that are directly attributable to the proposed securities offering. Therefore, these costs have been deferred and will be offset against the gross proceeds generated by the offering to comply with SAB Topic 5.A.

We thank the Staff for its review of the foregoing. If you have any further comments or questions, please feel free to contact to our counsel, Wei Wang, at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Jinchun Cheng
Jinchun Cheng, Chief Executive Officer

cc:	Wei Wang, Esq.
Ellenoff Grossman & Schole LLP

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